                                                    Filed Pursuant to Rule 424b5
                                                      Registration No. 333-68446


The information in this preliminary prospectus is not complete and may be changed. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.



                 Subject to Completion. Dated August 9, 2002.

         Prospectus Supplement to Prospectus dated September 4, 2001.

                            5,500,000 Common Units

                    Representing Limited Partner Interests

                      Plains All American Pipeline, L.P.

                                ---------------

    The common units represent limited partner interests in Plains All American Pipeline, L.P. The common units are listed on the New York Stock Exchange under the symbol "PAA." The last reported sale price of our common units on August 8, 2002 was $24.80 per common unit.

    See "Risk Factors" beginning on page S-7 of this prospectus supplement and on page 2 of the accompanying prospectus to read about important risks that you should consider before buying the common units.

                                ---------------

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                ---------------

                                                                       Per
                                                                   Common Unit Total
                                                                   ----------- -----
Initial price to public...........................................      $        $
Underwriting discount.............................................      $        $
Proceeds, before expenses, to Plains All American Pipeline, L.P. .      $        $

    To the extent that the underwriters sell more than 5,500,000 common units, the underwriters have the option to purchase up to an additional 825,000 common units from Plains All American Pipeline, L.P. at the initial price to public less the underwriting discount.

                                ---------------

    The underwriters expect to deliver the common units against payment in New
York, New York on August   , 2002.
Goldman, Sachs & Co.
          Lehman Brothers
                       Salomon Smith Barney
                                    UBS Warburg
                                                A.G. Edwards & Sons, Inc.
                                                            Wachovia Securities

                                ---------------

                 Prospectus Supplement dated August   , 2002.

                               TABLE OF CONTENTS

                                                           Page No.
                                                           --------
             Prospectus Supplement
             PLAINS ALL AMERICAN PIPELINE, L.P............    S-1
             RECENT DEVELOPMENTS..........................    S-4
             THE OFFERING.................................    S-6
             RISK FACTORS.................................    S-7
             USE OF PROCEEDS..............................    S-7
             PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS    S-8
             CAPITALIZATION...............................    S-9
             TAX CONSIDERATIONS...........................   S-10
             UNDERWRITING.................................   S-11
             LEGAL MATTERS................................   S-13
             EXPERTS......................................   S-13
             WHERE YOU CAN FIND MORE INFORMATION..........   S-14

             Prospectus
             ABOUT THIS PROSPECTUS........................      i
             WHERE YOU CAN FIND MORE INFORMATION..........     ii
             FORWARD-LOOKING STATEMENTS...................    iii
             WHO WE ARE...................................      1
             RISK FACTORS.................................      2
             USE OF PROCEEDS..............................     10
             RATIOS OF EARNINGS TO FIXED CHARGES..........     10
             DESCRIPTION OF OUR DEBT SECURITIES...........     11
             DESCRIPTION OF OUR COMMON UNITS..............     19
             CASH DISTRIBUTION POLICY.....................     20
             DESCRIPTION OF OUR PARTNERSHIP AGREEMENT.....     22
             TAX CONSIDERATIONS...........................     26
             SELLING UNITHOLDERS..........................     40
             PLAN OF DISTRIBUTION.........................     41
             LEGAL MATTERS................................     42
             EXPERTS......................................     42

                               -----------------

                  IMPORTANT NOTICE ABOUT INFORMATION IN THIS
             PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

    This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined.

    If the description of the offering varies between the prospectus supplement and the base prospectus, you should rely on the information in the prospectus supplement.

    You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of the common units in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or in the documents incorporated by reference in this prospectus is accurate as of any date other than the date on the front of those documents.

    The information in this prospectus supplement is not complete. You should review carefully all of the detailed information appearing in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before making any investment decision.

                      PLAINS ALL AMERICAN PIPELINE, L.P.

    We are a publicly traded Delaware limited partnership engaged in interstate and intrastate marketing, transportation and terminalling of crude oil and marketing of liquefied petroleum gas, or LPG. We have an extensive network of pipeline transportation, storage and gathering assets in key oil producing basins and at major market hubs in the United States and Canada. Several members of our existing management team founded this midstream crude oil business in 1992, and we completed our initial public offering in 1998. Our EBITDA, excluding the impact of unusual and non-recurring items and the impact of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, has increased from $1.8 million in 1993 to $118.4 million for the twelve months ended June 30, 2002. EBITDA means earnings before interest, taxes, depreciation and amortization.

    Our operations are concentrated in Texas, California, Oklahoma and Louisiana and in the Canadian provinces of Alberta, Saskatchewan and Manitoba and can be categorized into two primary business activities:

  . Pipeline Operations. We own and operate over 5,500 miles of gathering and mainline crude oil pipelines located throughout the United States and Canada. Our activities from pipeline operations generally consist of transporting crude oil for a fee.

  . Gathering, Marketing, Terminalling and Storage Operations. We own and operate approximately 21.3 million barrels of above-ground crude oil terminalling and storage facilities, including a state-of-the-art, crude oil terminalling and storage facility at Cushing, Oklahoma. Cushing is the largest crude oil trading hub in the United States, which we refer to in this prospectus supplement as the Cushing Interchange, and the designated delivery point for New York Mercantile Exchange, or NYMEX, crude oil futures contracts. Our terminalling and storage operations generate revenue through a combination of storage and throughput charges to third parties. We also utilize our storage tanks to counter-cyclically balance our gathering and marketing operations and to execute different hedging strategies to stabilize profits and reduce the negative impact of crude oil market volatility. Our gathering and marketing operations include:

           . the purchase of crude oil at the wellhead and the bulk purchase of crude oil at pipeline and terminal facilities;

           .   the transportation of crude oil on trucks, barges or pipelines;

           . the subsequent resale or exchange of crude oil at various points along the crude oil distribution chain; and

           . the purchase of LPG from producers, refiners and other marketers, and the sale of LPG to end users and retailers.

    For the six months ended June 30, 2002, we gathered from producers, using our assets or third-party assets, approximately 405,000 barrels of crude oil per day. In addition, we purchased in bulk, primarily at major trading locations, approximately 67,000 barrels of crude oil per day. Our revenues reflect the sale of these barrels plus the sale of additional barrels exchanged through buy/sell arrangements entered into to enhance the margins of the gathered and bulk purchased crude oil.

    For the six months ended June 30, 2002 and the year ended December 31, 2001, we reported net income of $31.2 million and $44.2 million, respectively. Excluding the impact of unusual and non-recurring items and the impact of SFAS 133, net income for the same periods would have been $33.0 million and $56.2 million, respectively. Cash flow from operations (net income plus noncash items), excluding the impact of unusual and non-recurring items and the impact of SFAS 133, for the six months ended June 30, 2002 and for the year ended December 31, 2001, was $47.1 million and $80.5 million, respectively. EBITDA, excluding the impact of unusual and non-recurring items and the impact of SFAS 133, for the same periods was $59.9 million and $109.6 million, respectively.

Business Strategy

    Our business strategy is to capitalize on the regional crude oil supply and demand imbalances that exist in the United States and Canada by combining the strategic location and unique capabilities of our transportation and terminalling assets with our extensive marketing and distribution expertise to generate sustainable earnings and cash flow.

    We intend to execute our business strategy by:

  . increasing and optimizing throughput on our existing pipeline and gathering assets and realizing cost efficiencies through operational improvements;

  . utilizing and expanding our Cushing Terminal and our other assets to service the needs of refiners and to profit from merchant activities that take advantage of crude oil pricing and quality differentials;

  . selectively pursuing strategic and accretive acquisitions of crude oil transportation assets, including pipelines, gathering systems, terminalling and storage facilities and other assets that complement our existing asset base and distribution capabilities; and

  . optimizing and expanding our Canadian operations in order to take advantage of anticipated increases in the volume and qualities of crude oil produced in, and exported from, Canada.

Financial Strategy

Targeted Credit Profile

    We believe that a major factor in our continued success will be our ability to maintain a low cost of capital and access to the capital markets. Since our initial public offering in 1998, we have consistently communicated to the financial community our intention to maintain a strong credit profile that we believe is consistent with our goal of achieving and maintaining an investment grade credit rating. We have targeted a general credit profile with the following attributes:

  . an average long-term debt-to-total capitalization ratio of approximately 60% or less;

  .   an average long-term debt-to-EBITDA ratio of approximately 3.5x or less;
      and

  . an average EBITDA-to-interest coverage ratio of approximately 3.3x or better.

    As of June 30, 2002, we were within our targeted credit profile. In order for us to maintain our targeted credit profile and achieve growth through acquisitions, we intend to fund acquisitions using approximately equal proportions of equity and debt. Because it is likely that acquisitions will initially be financed using debt and because it is difficult to predict the actual timing of accessing the market to raise equity, from time to time we may be temporarily outside the parameters of our targeted credit profile.

Rating Agencies Update

    On June 27, 2002, Standard & Poor's placed us on CreditWatch with positive implications. The CreditWatch listing followed the announcement by Plains Resources Inc., which owns an aggregate of 29% of our partnership interests, that it is spinning off substantially all of its oil and natural gas exploration and production assets. Historically, Standard & Poor's had constrained our credit rating to a level no higher than one level above Plains Resources' credit rating. In its press release, Standard & Poor's noted that once the proposed spin-off occurs, the constraint on our credit rating will be lifted and we will likely be upgraded to an investment grade rating. Our current rating with Moody's Investors Service is Ba2 with a positive outlook.

Competitive Strengths

    We believe that the following competitive strengths position us to successfully execute our business strategy:

  . Our business activities are counter-cyclically balanced. We believe that our terminalling and storage activities and our gathering and marketing activities are counter-cyclical. We believe that this balance of activities, combined with the long-term nature of our pipeline transportation contracts, has a stabilizing effect on our cash flow from operations.

  . Our pipeline assets are strategically located and have additional capacity. Our primary crude oil pipeline transportation and gathering assets are located in prolific oil producing regions and are connected, directly or indirectly, with our terminalling and storage assets that service major North American refinery and distribution markets, where we have strong business relationships. These assets are strategically positioned to maximize the value of our crude oil by transporting it to major trading locations and premium markets. Our pipeline networks currently possess additional capacity that can accommodate increased demand.

  . Our Cushing Terminal is strategically located, operationally flexible and readily expandable. Our Cushing Terminal interconnects with the Cushing Interchange's major inbound and outbound pipelines, providing access to both foreign and domestic crude oil. Our Cushing Terminal is the most modern large-scale terminalling and storage facility at the Cushing Interchange, incorporating (1) operational enhancements designed to safely and efficiently terminal, store, blend and segregate large volumes and multiple varieties of crude oil and (2) extensive environmental safeguards. Collectively, our recently completed Phase II expansion project, which became operational in July 2002, and our Phase III expansion project, which we expect to be operational in January 2003, will increase the total capacity of our Cushing Terminal by approximately 71% to approximately 5.3 million barrels. In addition, we believe that the facility can be further expanded to meet additional demand should market conditions warrant.

  . We possess specialized crude oil market knowledge. We believe our business relationships with participants in all phases of the crude oil distribution chain, from crude oil producers to refiners, as well as our own industry expertise, provide us with an extensive understanding of the North American physical crude oil markets.

  . We have the financial flexibility to continue to pursue expansion and acquisition opportunities. We believe we have significant resources to finance strategic expansion and acquisition opportunities, including our ability to issue additional partnership units and to borrow under our bank credit facility. Upon the completion of this offering, the availability under our revolving credit facility will be approximately $233 million.

  . We have an experienced management team whose interests are aligned with those of all of our unitholders. Our executive management team has an average of more than 20 years industry experience, with an average of over 15 years with us or our predecessors and affiliates. Members of our senior management team own a 4% interest in our general partner and through restricted unit grants and options, own significant contingent equity incentives that vest only if we achieve specified performance objectives. In addition, our senior management team collectively owns approximately 300,000 common and subordinated units.

                              RECENT DEVELOPMENTS

Distribution Increase

    On July 23, 2002, we announced a second quarter distribution of $0.5375 per unit, an increase of $0.0125 per unit over the distribution for the first quarter. The distribution is payable on August 14, 2002 to holders of record at the close of business on August 5, 2002. This distribution increase represents the fifth distribution increase in the last six quarters. Effective with this second quarter distribution, we have raised our annualized distribution to unitholders by a total of $0.35 per unit, or 19% above our minimum quarterly distribution of $1.80 per unit, since our initial public offering in 1998.

Acquisitions

Shell Pipeline Company LP and Equilon Enterprises LLC

    On August 1, 2002, we acquired interests in approximately 2,000 miles of gathering and mainline crude oil pipelines and approximately 8.7 million barrels (net to our interest) of above-ground crude oil terminalling and storage assets in West Texas from Shell Pipeline Company LP and Equilon Enterprises LLC, which we refer to collectively as Shell. The primary assets included in the transaction are interests in the Basin Pipeline System, the Permian Basin Gathering System and the Rancho Pipeline System. The total purchase price of $322.7 million consisted of (i) $304.0 million in cash, which was borrowed under our revolving credit facility, (ii) approximately $9.1 million related to the settlement of pre-existing accounts receivable and inventory balances and (iii) approximately $9.6 million of estimated transaction and closing costs.

    The acquired assets are primarily fee-based mainline crude oil pipeline transportation assets that gather crude oil in the Permian Basin and transport that crude oil to major market locations in the Mid-Continent and Gulf Coast regions. The Permian Basin has long been one of the most stable crude oil producing regions in the United States, dating back to the 1930s. The acquired assets fit well with our existing asset infrastructure in West Texas and represent a valuable transportation link to Cushing, Oklahoma, where we are a leading provider of storage and terminalling services. In addition, we believe that the Basin Pipeline System is poised to benefit from potential shut-downs of refineries and other pipelines due to the shifting market dynamics in the West Texas area. We believe that the Shell acquisition will have the following impact on us:

  .   increase pipeline transportation volumes by approximately 90%;

  .   increase crude oil storage capacity owned by approximately 70%;

  .   increase miles of pipelines owned by approximately 50%; and

  .   increase physical barrels handled by approximately 40%.

    Additional information regarding the Shell acquisition, including pro forma financial information and historical financial information regarding the acquired business, may be found in our Current Report on Form 8-K filed August 9, 2002.

Coast Energy Group and Lantern Petroleum

    In March 2002, we completed the acquisition of substantially all of the domestic crude oil pipeline, gathering and marketing assets of Coast Energy Group and Lantern Petroleum, divisions of Cornerstone Propane Partners, L.P., for approximately $7.6 million in cash net of liabilities assumed and including transaction costs. The principal assets acquired are located in West Texas and include several gathering lines, crude oil contracts and a small truck and trailer fleet.

Butte Pipe Line Company

    In February 2002, we acquired an approximate 22% equity interest in Butte Pipe Line Company from Murphy Ventures, a subsidiary of Murphy Oil Corporation. The total cost of the acquisition, including various transaction and related expenses, was approximately $8.0 million. Butte Pipe Line Company owns the 373-mile Butte Pipeline System, principally a mainline crude oil transmission system, that runs from Baker, Montana to Guernsey, Wyoming. The Butte Pipeline is connected to the Poplar Pipeline System, which in turn is connected to the Wascana Pipeline System that is 100% wholly owned by us. We believe these pipeline systems will play an important role in moving increasing volumes of Canadian crude oil into markets in the United States.

General

    Consistent with our acquisition strategy, we are continuously engaged in discussions with potential sellers regarding the possible purchase by us of midstream crude oil assets. Such acquisition efforts involve participation by us in processes that have been made public, involve a number of potential buyers and are commonly referred to as "auction" processes as well as situations where we believe we are the only party or one of a very limited number of potential buyers in negotiations with the potential seller. We can give you no assurance that our current or future acquisition efforts will be successful or that any such acquisition will be completed on terms considered favorable to us. Since 1998, we have announced and completed 12 acquisitions for an aggregate purchase price of $1.1 billion.

Cushing Terminal Expansion

    On July 1, 2002, we placed in service approximately 1.1 million barrels of tank capacity associated with our Phase II expansion of the Cushing Terminal, raising the facility's total storage capacity to approximately 4.2 million barrels. In addition, we currently estimate that our Phase III expansion, an additional 1.1 million barrels of tank capacity, will be completed in late 2002 or early 2003. Giving effect to these two expansions, the capacity of the Cushing Terminal will increase approximately 71% to a total of approximately
5.3 million barrels. Upon completion of the Phase III expansion project, the Cushing Terminal will consist of fourteen 100,000 barrel tanks, four 150,000 barrel tanks and twelve 270,000 barrel tanks, all of which are used to store and terminal crude oil.

Credit Facility Amendment

    On July 2, 2002, we amended our senior secured credit facility. The amendment allows us to increase the size of our credit facility from $979 million to $1.13 billion and allows us to issue up to $400 million of senior unsecured notes. As amended, our senior secured credit facility consists of:

  . a letter of credit and hedged inventory facility of up to $350 million (with current lender commitments totaling $200 million) maturing in April 2005;

  . revolving credit facilities with a combined borrowing capacity of $480 million maturing in April 2005;

  .   a $99 million term loan maturing in 2006; and

  .   a $200 million term loan maturing in 2007.

                                 THE OFFERING

Common units we are offering  5,500,000 common units; 6,325,000 common units if the underwriters exercise their over-allotment option in full.

Units to be outstanding
  after this offering.......  37,415,939 common units if the underwriters do not exercise their over-allotment option and 38,240,939 common units if the underwriters exercise their over-allotment option in full;

                              1,307,190 Class B common units; and

                              10,029,619 subordinated units.

Cash distributions..........  Under our partnership agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its discretion. We refer to this cash as "available cash," and we define its meaning in our partnership agreement.

                              On July 23, 2002, we declared a quarterly cash distribution for the second quarter of 2002 of $0.5375 per common unit, or $2.15 per common unit on an annualized basis. Under the quarterly incentive distribution provisions, generally our general partner is entitled to 15% of amounts we distribute in excess of $0.450 per common unit, 25% of amounts we distribute in excess of $0.495 per common unit and 50% of amounts we distribute in excess of $0.675 per common unit. For a description of our cash distribution policy, please read "Cash Distribution Policy" in the accompanying prospectus.

Subordination period........  During the subordination period, common units are entitled to receive a minimum quarterly
                              distribution of $0.45 per unit, plus arrearages from any prior quarters, before any distributions are paid on our subordinated units. The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before December 31, 2003. When the subordination period ends, all remaining subordinated units will convert into common units, and the common units will no longer be entitled to arrearages.

Early conversion of
  subordinated units........  If we meet the financial tests in the partnership agreement for any quarter ending on or after December 31, 2002, 25% of the subordinated units will convert into common units.

Estimated ratio of taxable
  income to distributions...  We estimate that if you own the common units you purchase in this offering through December 31, 2004, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. Please read "Tax Considerations" in this prospectus supplement for the basis of this estimate.

New York Stock Exchange
  symbol....................  PAA.

                                 RISK FACTORS

    You should read carefully the discussion of the material risks relating to an investment in the common units offered by Plains All American Pipeline, L.P. set forth below and under the caption "Risk Factors" beginning on page 2 of the accompanying prospectus, as well as those risks discussed in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002, which are incorporated by reference.

Recent Disruptions in Industry Credit Markets

    As a result of business failures, revelations of material misrepresentations and related financial restatements by several large, well-known companies in various industries over the last nine months, there have been significant disruptions and extreme volatility in the financial markets and credit markets. Because of the credit intensive nature of the energy industry and troubling disclosures by several large, diversified energy companies, the energy industry has been especially impacted by these developments, with the rating agencies downgrading a number of large, energy related companies. Accordingly, in this environment we are exposed to an increased level of direct and indirect counter-party credit and performance risk. We believe we have made appropriate modifications to credit arrangements with certain of our counter-parties that have been adversely affected by these recent events. However, there can be no assurance that we have adequately assessed the credit worthiness of our existing or future counter-parties or that there will not be an unanticipated deterioration in their credit worthiness, which could have an adverse impact on us.


                                USE OF PROCEEDS

    The net proceeds of this offering, including our general partner's proportionate capital contribution, are estimated to be approximately $133.1 million after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds of this offering to repay indebtedness outstanding under our revolving credit facility. Indebtedness under our revolving credit facility, which matures in April 2005, was $334.6 million as of August 8, 2002 and had a weighted average annual interest rate of 4.6%, without giving effect to interest rate hedges.

                 PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

    As of August 5, 2002, there were 31,915,939 common units outstanding, held by approximately 17,000 holders, including common units held in street name. The common units are traded on the NYSE under the symbol "PAA." An additional 1,307,190 Class B units are outstanding. The Class B units are held by an affiliate of Plains Resources and are pari passu with and have economic terms substantially similar to the common units but are not publicly traded. The Class B units may be converted at the option of the holder into an equal number of common units if specified conditions are met.

    The following table sets forth, for the periods indicated, the high and low sales prices for the common units, as reported on the NYSE Composite Transactions Tape, and quarterly declared cash distributions per common unit. The last reported sale price of common units on the NYSE on August 8, 2002 was $24.80 per unit.

                                                 Price Range      Cash
                                                ------------- Distributions
                                                 High   Low     per Unit
                                                ------ ------ -------------
     2000
        First Quarter.......................... $16.56 $13.00    $0.4500
        Second Quarter.........................  18.63  15.25     0.4625
        Third Quarter..........................  19.75  18.00     0.4625
        Fourth Quarter.........................  20.06  18.00     0.4625
     2001
        First Quarter.......................... $23.63 $19.06    $0.4750
        Second Quarter.........................  28.00  22.15     0.5000
        Third Quarter..........................  29.65  23.10     0.5125
        Fourth Quarter.........................  28.00  24.35     0.5125
     2002
        First Quarter.......................... $26.79 $23.60    $0.5250
        Second Quarter.........................  27.30  24.60     0.5375
        Third Quarter (through August 8, 2002).  26.38  19.54         (1)

--------
(1) The distribution for the third quarter of 2002 has not yet been declared or paid.

                                CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 2002 on
(1) a historical unaudited basis, (2) a pro forma basis to give effect to the Shell acquisition, and (3) a pro forma as adjusted basis to give further effect to the sale of the common units offered by this prospectus supplement and the application of the proceeds from the sale of the common units and our general partner's proportionate capital contribution, assuming a public offering price of $24.80 per common unit. You should read our financial statements and notes that are incorporated by reference into this prospectus supplement for additional information about our capital structure.

                                     June 30, 2002
                                     --------------
                                       Plains All
                                        American                 Pro Forma
                                     Pipeline, L.P.  Pro Forma  As Adjusted
                                     -------------- ----------  -----------
    Cash and cash equivalents.......    $  5,792    $    5,792  $    5,792
                                        ========    ==========  ==========
    Long-term debt:
       Revolving credit facility....      91,591       379,834     246,747
       Canadian term loan(1)........      99,000        99,000      99,000
       Term B loan(1)...............     200,000       200,000     200,000
                                        --------    ----------  ----------
           Total liabilities........     390,591       678,834     545,747
                                        --------    ----------  ----------
    Partners' capital:
       Common unitholders...........     405,031       405,031     535,334
       Class B common unitholders...      19,389        19,389      19,389
       Subordinated unitholders.....     (40,005)      (40,005)    (40,005)
       General partner..............      13,521        13,521      16,305
                                        --------    ----------  ----------
                                         397,936       397,936     531,023
                                        --------    ----------  ----------
           Total capitalization.....    $788,527    $1,076,770  $1,076,770
                                        ========    ==========  ==========

--------
(1) Outstanding amounts include current maturities of long-term debt in the amounts of $7 million and $2 million for the Canadian term loan and the Term B loan, respectively.

                              TAX CONSIDERATIONS

    We estimate that if you purchase common units in this offering and own them through the record date for the distribution for the fourth quarter of 2004, then you will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be less than 20% of the cash distributed to you with respect to the years 2002, 2003 and 2004. These estimates are based upon the assumption that our available cash for distribution will approximate the amount required to distribute cash to the holders of the common units in an amount equal to the current quarterly distribution of $0.5375 per unit and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted and with which the IRS could disagree. Accordingly, we cannot assure you that the estimates will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units. See "Tax Considerations" in the accompanying prospectus.

    The tax consequences to you of an investment in common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of common units, see "Tax Considerations" in the accompanying prospectus. You are urged to consult your own tax advisor about the federal, state and local tax consequences peculiar to your circumstances.

                                 UNDERWRITING

    We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the common units being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table.

                                                Number of
                           Underwriters        Common Units
                           ------------        ------------
                     Goldman, Sachs & Co......
                     Lehman Brothers Inc......
                     Salomon Smith Barney Inc.
                     UBS Warburg LLC..........
                     A.G. Edwards & Sons, Inc.
                     Wachovia Securities, Inc.
                                                ---------
                        Total.................  5,500,000
                                                =========

    The underwriters are committed to take and pay for all of the common units being offered, if any are taken, other than the common units covered by the option described below unless and until this option is exercised.

    If the underwriters sell more common units than the total number set forth in the table above, the underwriters have an option to buy up to an additional 825,000 common units from us to cover such sales. The underwriters may exercise that option for 30 days. If any common units are purchased pursuant to this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.

    The following table shows the per common unit and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 825,000 additional common units.

      Paid by Plains All American Pipeline, L.P. No Exercise Full Exercise
      ------------------------------------------ ----------- -------------
                   Per Common Unit..............      $            $
                   Total........................      $            $

    Common units sold by the underwriters to the public initially will be offered at the initial price to public set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may
be sold at a discount of up to $     per common unit from the initial price to
public. Any such securities dealers may resell any common units purchased from the underwriters to certain other brokers or dealers at a discount of up to
$     per common unit from the initial price to public. If all of the common units are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

    We, our general partner and the officers and directors of the limited liability company that controls our general partner have agreed with the underwriters not to dispose of or hedge any common units or securities convertible into or exchangeable for common units for 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans, to issuance of common units in connection with acquisitions and capital improvements that increase cash flow from operations on a per unit basis, to the transfer of subordinated units or to certain sales of common units by the officers and directors of the limited liability company that controls our general partner to pay certain tax liabilities associated with the vesting of units.

    In connection with the offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional common units from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units from us. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common units, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

    We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $300,000.

    We, together with our subsidiary operating partnerships and their general partner, our general partner and the limited liability company that controls our general partner, have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
    Certain of the underwriters and their affiliates have provided from time to time, and expect to provide in the future, investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. Wachovia Bank, National Association, an affiliate of Wachovia Securities, Inc., is a lender under our bank credit facility. An affiliate of Wachovia Securities, Inc. also owns a 3.382% interest in our general partner as well as 328,668 subordinated units. Citicorp USA, Inc., an affiliate of Salomon Smith Barney Inc., is also a lender under our bank credit facility.

    Because the National Association of Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

                                 LEGAL MATTERS

    Vinson & Elkins L.L.P. will issue opinions about the validity of the common units offered hereby and various other legal matters in connection with the offering on our behalf. Baker Botts L.L.P., the underwriters' counsel, will also issue opinions about various legal matters in connection with the offering on behalf of the underwriters.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Plains All American Pipeline, L.P. for the year ended December 31, 2001, the audited balance sheet of Plains AAP, L.P. as of December 31, 2001, included as Exhibit 99.1 to Plains All American Pipeline, L.P.'s Current Report on Form 8-K dated May 24, 2002 and the audited historical financial statements of Basin Pipeline System, Rancho Pipeline System and the Permian Basin Gathering System included in Plains All American Pipeline L.P.'s Current Report on Form 8-K dated August 9, 2002 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    The SEC allows us to "incorporate by reference" information we file with it. This procedure means that we can disclose important information to you by referring you to documents filed with the SEC. The information we incorporate by reference is part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

  .   Annual Report on Form 10-K for the year ended December 31, 2001;

  .   Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

  .   Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

  . Current Reports on Form 8-K filed on August 9, 2002, May 24, 2002, May 7, 2002, March 14, 2002, March 6, 2002 and March 1, 2002; and

  . the description of our common units contained in our Form 8-A/A dated November 3, 1998.

    You may request a copy of these filings at no cost by making written or telephone requests for copies to:

            Plains All American Pipeline, L.P.
            333 Clay Street, Suite 1600
            Houston, Texas 77002
            Attention: Tim Moore
            Telephone: (713) 646-4100

    You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of each document.

================================================================================

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the common units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                             Prospectus Supplement
                                                        Page
                                                        ----

                    Plains All American Pipeline, L.P..  S-1
                    Recent Developments................  S-4
                    The Offering.......................  S-6
                    Risk Factors.......................  S-7
                    Use of Proceeds....................  S-7
                    Price Range of Common Units and
                      Distributions....................  S-8
                    Capitalization.....................  S-9
                    Tax Considerations................. S-10
                    Underwriting....................... S-11
                    Legal Matters...................... S-13
                    Experts............................ S-13
                    Where You Can Find More Information S-14

                                Prospectus

                    About This Prospectus..............    i
                    Where You Can Find More Information   ii
                    Forward-Looking Statements.........  iii
                    Who We Are.........................    1
                    Risk Factors.......................    2
                    Use of Proceeds....................   10
                    Ratios of Earnings to Fixed Charges   10
                    Description of Our Debt Securities.   11
                    Description of Our Common Units....   19
                    Cash Distribution Policy...........   20
                    Description of Our Partnership
                      Agreement........................   22
                    Tax Considerations.................   26
                    Selling Unitholders................   40
                    Plan of Distribution...............   41
                    Legal Matters......................   42
                    Experts............................   42

================================================================================
================================================================================

                            5,500,000 Common Units

                      Plains All American Pipeline, L.P.

                         Representing Limited Partner
                                   Interests

                                ---------------

                        [LOGO] PLAINS ALL AMERICAN PIPE

                                ---------------

                             Goldman, Sachs & Co.

                                Lehman Brothers

                             Salomon Smith Barney

                                  UBS Warburg

                           A.G. Edwards & Sons, Inc.

                              Wachovia Securities

================================================================================